EHIBIT 15

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

Acknowledgement of the use of a report on unaudited interim financial information.

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of RJS Development, Inc. as of June 30, 2008 and for the three-month and six-month periods ending June 30, 2008 and 2007, and have issued our report thereon dated September 3, 2008.  With respect to the Form S-1 of RJS Development, Inc., we acknowledge our awareness of the use therein of said report. As indicated in such report, because we did not perform an audit, we expressed no opinion on that unaudited information.

Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

September 15, 2008